
10015305

PRICER
Setting the ESL Standard

# Year-end Report January - December 2009

## Improved order entry in fourth quarter compared to previous quarters in the year

**Fourth quarter**
- Order entry of SEK 94 M (99)
- Net sales of SEK 114.1 M (147.7)
- Gross margin of 36 (36) percent
- Operating profit of SEK 19.3 M (21.8)
- Net profit of SEK 19.1 M (75.7)
- Cash flow of SEK 11.3 M (13.5)

**January - December**
- Order entry of SEK 338 M (406)
- Net sales of SEK 327.3 M (427.0)
- Gross margin of 39 (38) percent
- Operating profit of SEK 25.2 M (55.4)
- Net profit of SEK 19.9 M (107.7)
- Cash flow of SEK 56.1 M (2.1)

- Earnings per share amounted to SEK 0.02 (0.11) for the full year
- Cash and cash equivalents were SEK 102.8 M (75.8) at the end of the year



- Cora orders more Pricer ESL systems
- Pricer starts first phase ESL rollout with major South African retailer
- First major European DotMatrix™ ESL contract for Pricer with Belgacom
- 85 Grand Frais fresh food chain rolls out full Pricer DotMatrix™ solution
- Pricer wins deployment with Soriana in Mexico

- Higher revenue and result are expected for 2010


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## Comments from the CEO

"Although 2009 was a difficult year, we improved our leadership by winning every significant Tier 1 deployment decision, while new entrants continued to struggle to obtain any foothold in the industry. These new projects however were not able to offset our lower sales with existing key Tier 1 clients and the continued sluggishness in the important Japanese market.

Our industry wins gives a clear proof of our progress and momentum in growing the industry and our business, while still keeping tight control of costs. All this is pointing to growth over the next two years.

As a result of the combination of new programs and the start of the upgrade cycle for some of the world's largest ESL adopters, we expect to see increased volumes in 2010. This industry acceptance coupled with exciting innovation trends will drive demand and strengthen Pricer as more and more Tier 1s show the way."

*Charles Jackson, CEO Pricer Group*

## Orders, net sales and result for the fourth quarter 2009

Order entry amounted to SEK 94 M (99) in the fourth quarter. Net sales were SEK 114.1 M (147.7), a decrease of 23 percent as compared to the same quarter last year. During the fourth quarter gross profit amounted to SEK 40.8 M (52.5) and the gross margin to 36 (36) percent. The gross margin in the quarter has been marginally affected by currency (+SEK 0.9 M).

Operating expenses amounted to SEK 21.5 M (30.7) and capitalised development expenses to SEK 2.4 M (0.5) in the quarter. Operating result was SEK 19.3 M (21.8) affected by lower volume almost entirely offset by lower expenses. Net financial items were SEK -1.3 M (12.0) for the quarter and consisted of negative currency effects from valuation of cash positions and interest expense. The positive item in 2008 primarily consisted of positive currency effects on revaluations of loans to subsidiaries.

The positive tax income in 2008 primarily derived from recognition of a deferred tax asset.

Net profit was SEK 19.0 M (75.7) for the quarter.

## Orders, net sales and result for 2009

Order entry amounted to SEK 338 M (406) for 2009, down 17 percent. Order backlog amounted to SEK 78 M (63) at the end of the year.

Net sales amounted to SEK 327.3 M (427.0) during the year, down 23 percent as compared to 2008. The reduction in the value of the krona against the trading currencies in total has led to a positive effect of approximately SEK 39 M or 12 percent as compared to 2008.

Gross profit amounted to SEK 126.3 M (160.3) and the gross margin improved to 39 (38) percent for the year. The currency effects in the gross profit are negligible as the weakening of the krona has increased both revenue and cost of goods sold which almost offset each other.

Operating expenses amounted to SEK 101.1 M (111.1) for the year. Capitalised product development costs increased to SEK 6.4 M (0.8) as the method to capitalise these costs was applied from mid year 2008. It is noted that expenses include SEK 8.0 M (8.0) in the year for depreciations of intangible assets from the acquisition of Eldat in 2006 depreciated over five years.

The operating profit amounted to SEK 25.2 M (55.4) for the year. Accordingly, the operating margin amounted to 8 (13) percent. 2008 included a license fee from Ishida of SEK 6.2 M reported as other operating income.

Net financial items amounted to SEK -7.8 M (8.7) for the year and consisted of valuation of currency positions and interest expense on convertible debentures. The positive item in 2008 primarily consisted of positive currency effects on revaluations of loans to subsidiaries.

The positive tax income in 2008 primarily derived from recognition of a deferred tax asset.

Net profit was SEK 19.9 M (107.7) for the year. Other comprehensive income consisted of negative translation differences from currency revaluation of goodwill and loans to subsidiaries.


Order entry, SEK M
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## Net sales and operating profit

| SEK M | Oct - Dec 2009 | Oct - Dec 2008 | Jan – Dec 2009 | Jan – Dec 2008 |
|---|---|---|---|---|
| Net Sales | 114.1 | 147.7 | 327.3 | 427.0 |
| Cost of goods sold | -73.3 | -95.2 | -201.0 | -266.7 |
| Gross profit | 40.8 | 52.5 | 126.3 | 160.3 |
| Gross margin, % | 36 | 36 | 39 | 38 |
| Other operating items | - | - | - | 6.2 |
| Expenses | -21.5 | -30.7 | -101.1 | -111.1 |
| Operating profit | 19.3 | 21.8 | 25.2 | 55.4 |
| Operating margin, % | 16.9 | 14.8 | 7.7 | 13.0 |

## Market development

The industry continues to be characterized by Tier 1 food retail leader's first adoption of ESL combined with maturing sales in two important retail markets, France and Japan. Sales were significantly stronger in the fourth quarter. Tier 1 ESL demand from new geographic areas greatly helped the sales performance as well as improved the sales mix and segmentation, strengthening Pricer's worldwide position. Overall ESL volumes were significantly lower than the previous year, however new store installations were only slightly down at 713 (800) for the year, and 200 (286) stores during the fourth quarter. At the end of the fourth quarter, Pricer's installed base had grown by 20 percent to over 5,400 stores in over 40 countries.

Sales activities for 2009 were heavily weighted on new accounts, new resellers and program launches while most existing large key clients delayed the majority of their planned investment activities. The number of stores reflects the continued progression of ESL in the mainstream of food retail while the lower ESL unit sales are mostly due to these larger store formats freezing investments. Also, the significant Tier 1 deployment projects initiated in 2009 saw a time lag to implementation as organizations got up to speed during these cautious times.


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## Europe

A strong fourth quarter did not compensate for the late start in European integrated activity and the low demand from southern European countries. The area ended lower than last year with sales of SEK 248 M compared to SEK 351 M in 2008, a 28 percent decrease. 519 stores were installed in Europe during the year versus 555 in 2008. Pilot activity continues to increase significantly as price competition, value shopping and labour issues challenge retail profitability.

The industry was marked by several Tier 1s moving from pilot evaluation to deployment. In France, Cora Hypermarkets expanded its ESL solution to more hypermarkets marking the beginning of deployment ambitions and Grand Frais, a French chain with 85 small supermarkets, has started a full DotMatrix™ graphic ESLs deployment in all stores. Pricer is the only system that supports both segment ESLs and graphic ESLs. As well, Pricer secured a frame agreement with French supermarket chain SPAR, a significant sector of the French food retail that has only now begun adoption. Metro Cash & Carry has accelerated the French deployment and has this year added two new countries to its worldwide ESL program.

In Belgium, the Belgacom 90 store mobile phone roll-out announced in the first quarter was completed and is the first significant wireless graphic display decision in this industry.

Nordic countries continued to improve over last year principally in Norway and Denmark and several important pilot programs are initiated.

While Pricer's large existing key accounts froze most activities,

Carrefour has recently moved forward with several hypermarkets in Italy and Greece raising expectations for 2010 activities.

European DIY is showing signs of increased acceptance and adoption with several leading chains moving from pilots to first phase roll outs. One Tier 1 DIY retailer has now expanded its ESL program into its domestic country and incorporated Pricer ESL in all new store build programs.

## Asia, Oceania and Africa

Japan deteriorated during the year. Sales in Japan for 2009 were SEK 39 M versus SEK 62 M in 2008 and SEK 143 M in 2007 reflecting a complete standstill in retail investments. Consolidation and store closings are occurring at this point pointing to eventual recovery. Pricer holds close to one hundred percent of the ESL market. New entrant activity is strong but solutions have proven unable to compete with Pricer scalability and robustness. One of the largest retailers in South Africa has chosen Pricer ESL for a first roll-out phase. The first deployment phase is now completed and concerned a region with about 30 supermarkets valued at approximately SEK 30 M.

## Americas

In the new Latin American market, Soriana, a Tier 1 food retailer in Mexico, has placed an initial order for the deployment of 46 hyper and supermarket stores. Soriana had already installed one-way ESL systems in over 100 stores before placing this order for Pricer's two-way system. The total order value is approximately 20 MSEK. Deliveries will be completed in the first quarter of 2010.

These new geographic areas are expected to show sustained growth and significantly contribute to overall industry acceptance. Pricer is market leader in each of these important markets.

## Financial position

### Fourth quarter 2009

Cash flow from operations during the quarter amounted to SEK 11.3 M (13.5) and is explained by the strong result in the quarter partly offset by increased receivables, net of reduced inventory from the increased sales volume.

### Full year 2009

Cash flow from operations improved to SEK 56.1 M (2.1) for the full year. Cash flow benefitted from the positive result and reduced working capital.

Working capital amounted to SEK 112.0 M (144.4), the reduction explained primarily by lower receivables. Cash and cash equivalents amounted to SEK 102.8 M (75.8) at the end of the year.

In April 2007 Pricer raised convertible loans of SEK 74.9 M. Pricer repaid SEK 30 M of the loans in November 2008 and another SEK 22.45 M at expiry in April 2009. The remaining SEK 22.45 M was extended until June 30, 2010 with 8 percent yearly interest. The loans can be converted into Pricer shares at an exercise price of SEK 0.57 leading to a dilution of the number of shares of 3 percent. In accordance with IFRS a part of the loans is recognised as equity and adjustments are made continuously to the interest expense during the term of the loans.

Bank facilities amounting to SEK 50 M, whereof SEK 25 M in the form of bank overdraft, are in place to ensure access to funds for Pricer's continued development. These facilities have yet to be utilised.

Total assets amounted to SEK 615 M (659) at the end of the year and consisted of intangible assets of SEK 282.3 M (298.0) primarily from the acquisition of Eldat in 2006. The largest component is a goodwill item amounting to SEK 261 M. The acquisition of Eldat gave Pricer the market leadership position in the ESL industry and Pricer became the sole supplier of one specific wireless technology. The value of the goodwill is based on the expected future cash flow of Pricer as a whole as the business of Eldat has been absorbed within Pricer. The value has decreased during 2009 due to currency effects.

**Operating Results, SEK M**


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**Cash Flow from operating activities, SEK M**


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## Capital expenditure
Investments consisted primarily of capitalised development costs of SEK 6.4 M (0.8) in accordance with IAS 38. Total net capital expenditure amounted to SEK 1.9 M (2.0) for the quarter and to SEK 8.2 M (2.4) for the year.

## Employees
The average number of employees during the quarter was 61 (69) and in the year 66 (71). The number of employees at the end of the year was 56 (69).


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## Parent Company
The Parent Company's net sales amounted to SEK 253.0 M (355.5) and result before tax was SEK 24.6 M (-2.9). The company had cash and cash equivalents of SEK 91.0 M (61.8) at the end of December.

## Risks and uncertainties
Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the Annual Report.

## Related party transaction
Pricer has extended convertible loans of SEK 22.45 M with creditors who are shareholders in Pricer. Apart from this, there have been no significant transactions involving related parties that could have a material impact on Pricer's financial position and earnings.

## Accounting principles
This interim report has been issued in accordance with the Swedish Annual Accounts Act (1995:1554) and the IAS 34 Interim reporting (regarding consolidated accounts) and the Swedish Financial Reporting Council's recommendation RFR 2.2 Accounting by Legal Entities (regarding Parent Company). Accounting principles applied for the consolidated and the Parent Company accounts are coherent with the principles in the latest Annual Report.

Changes in IAS 1 have led to adjusted format of the income statement.

IFRS 8 Business segment has not led to any changes. Pricer develops and markets one complete system consisting of various components. The system is sold in over 40 countries all over the world. Operations are not divided in various business segments but instead followed up in its entirety.

Other changes or interpretations that have come into effect as of January 1, 2009 have not affected the earnings or financial position of the consolidated accounts.

## Subsequent events
There have been no material subsequent events since the end of the reporting period.

## Outlook
Higher revenue and result are expected for 2010

## Annual General Meeting and dividend
The Annual General Meeting is planned for April 23, 2010 at 3 pm at Scandic Infra City, Upplands Väsby. The last day to request items to be addressed at the AGM is March 17. The Board of Directors proposes that no dividend will be paid. It is expected that the Annual Report will be published in March, 2010 at Pricer's web-site and be sent to the largest shareholders as well as to those who so require.

## Next reporting date
The quarterly report for January-March 2010 will be published on May 6, 2010.

Sollentuna, February 15, 2010
Pricer AB (publ)

Charles Jackson
CEO

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January - December 2009 in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 17.00 hrs CET on Monday February 15, 2010.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

**STATEMENT OF COMPREHENSIVE INCOME**

| Amounts in SEK M | Q 4 2009 | Q 4 2008 | Full year 2009 | Full year 2008 |
|---|---|---|---|---|
| **Net sales** | **114.1** | **147.7** | **327.3** | **427.0** |
| Cost of goods sold | -73.3 | -95.2 | -201.0 | -266.7 |
| **Gross profit** | **40.8** | **52.5** | **126.3** | **160.3** |
| Other operating items, net | - | 0.0 | - | 6.2 |
| Selling and administrative expenses | -18.5 | -25.1 | -85.5 | -90.7 |
| Research and development expenses | -3.0 | -5.6 | -15.6 | -20.4 |
| **Operating profit** | **19.3** | **21.8** | **25.2** | **55.4** |
| Net financial items | -1.3 | 12.0 | -7.8 | 8.7 |
| **Result before tax** | **18.0** | **33.8** | **17.4** | **64.1** |
| Taxes | 1.0 | 41.9 | 2.5 | 43.6 |
| **Net profit for the period** | **19.0** | **75.7** | **19.9** | **107.7** |
| Attributable to: | | | | |
| Equity holders of the Parent Company | 19.0 | 75.7 | 19.9 | 107.7 |
| Minority interest | 0.0 | 0.0 | 0.0 | 0.0 |

| **OTHER COMPREHENSIVE INCOME** | | | | |
|---|---|---|---|---|
| Translation differences | 4.8 | 44.4 | -19.1 | 44.6 |
| **Net comprehensive income for the period** | **23.8** | **120.1** | **0.8** | **152.3** |
| Attributable to: | | | | |
| Equity holders of the Parent Company | 23.8 | 120.1 | 0.8 | 152.3 |
| Minority interest | 0.0 | 0.0 | 0.0 | 0.0 |

| **EARNINGS PER SHARE** | Q 4 2009 | Q 4 2008 | Full year 2009 | Full year 2008 |
|---|---|---|---|---|
| Earnings per share before dilution, SEK | 0.02 | 0.07 | 0.02 | 0.11 |
| Earnings per share after dilution, SEK | 0.02 | 0.07 | 0.02 | 0.10 |

**NET SALES BY GEOGRAPHICAL MARKET**

| Amounts in SEK M | Q 4 2009 | Q 4 2008 | Full year 2009 | Full year 2008 |
|---|---|---|---|---|
| Nordic Countries | 5.5 | 11.0 | 32.6 | 27.1 |
| Rest of Europe | 85.6 | 107.7 | 215.7 | 317.8 |
| Asia | 8.0 | 19.8 | 38.5 | 61.7 |
| Rest of the world | 15.0 | 9.2 | 40.5 | 20.4 |
| **Total net sales** | **114.1** | **147.7** | **327.3** | **427.0** |

## STATEMENT OF FINANCIAL POSITION

| Amounts in SEK M | 31/12/2009 | 31/12/2008 |
|---|---|---|
| Goodwill and other intangible assets | 282.3 | 298.0 |
| Tangible fixed assets | 2.6 | 3.7 |
| Financial assets | 41.5 | 41.1 |
| **Total fixed assets** | **326.4** | **342.8** |
| | | |
| Inventories | 57.5 | 65.7 |
| Other receivables | 128.5 | 174.6 |
| Cash and cash equivalents | 102.8 | 75.8 |
| **Total current assets** | **288.8** | **316.1** |
| **TOTAL ASSETS** | **615.2** | **658.9** |
| | | |
| Shareholders' equity | 513.1 | 509.9 |
| Equity, minority interest | 0.1 | 0.1 |
| **Total equity** | **513.2** | **510.0** |
| | | |
| Long-term liabilities | 5.9 | 52.8 |
| Short-term liabilities | 96.1 | 96.1 |
| **Total liabilities** | **102.0** | **148.9** |
| **TOTAL EQUITY AND LIABILITIES** | **615.2** | **658.9** |
| | | |
| Pledged assets | 154.6 | 166.6 |
| Contingent liabilities | 1.3 | 1.3 |
| | | |
| Shareholders' equity per share, SEK | 0.51 | 0.50 |
| Shareholders' equity, SEK, after dilution | 0.52 | 0.50 |

## STATEMENT OF CHANGE IN EQUITY

| Amounts in SEK M | Full year 2009 | Full year 2008 |
|---|---|---|
| **Equity at beginning of period** | **510.0** | **356.5** |
| Net comprehensive income for the year | 0.8 | 152.3 |
| Translation differences | 0.8 | -0.4 |
| Change due to employee stock options | 1.6 | 1.6 |
| **Equity at end of period** | **513.2** | **510.0** |
| Attributable to: | | |
| - Equity holders of the Parent Company | 513.1 | 509.9 |
| - Minority interests | 0.1 | 0.1 |
| **Total** | **513.2** | **510.0** |

**REPORT OF CASH FLOWS - SUMMARY**

| Amounts in SEK M | Q 4 2009 | Q 4 2008 | Full year 2009 | Full year 2008 |
|---|---|---|---|---|
| Net result after financial items | 18.0 | 33.8 | 17.4 | 64.1 |
| Adjustment for non-cash items | -2.5 | -8.4 | 13.5 | -1.6 |
| Paid tax | - | - | - | - |
| Change in working capital | -4.2 | -11.9 | 25.2 | -60.4 |
| **Cash flow from operating activities** | **11.3** | **13.5** | **56.1** | **2.1** |
| **Cash flow from investing activities** | **-1.9** | **-2.0** | **-8.2** | **-2.4** |
| **Cash flow from financing activities** | **-** | **-32.1** | **-22.6** | **-32.1** |
| **Cash flow for the period** | **9.4** | **-20.6** | **25.3** | **-32.4** |
| Cash and cash equivalents at start of period | 88.0 | 89.8 | 75.8 | 100.1 |
| Exchange rate difference in cash and cash equivalents | 5.4 | 6.6 | 1.7 | 8.1 |
| **Cash and cash equivalents at end of period** [1] | **102.8** | **75.8** | **102.8** | **75.8** |
| Unutilised bank overdraft facilities | 25.0 | - | 25.0 | - |
| **Disposable funds at end of period** | **127.8** | **75.8** | **127.8** | **75.8** |
| | | | | |
| [1] Whereof blocked accounts | 1.3 | 0.2 | 1.3 | 1.3 |

**KEY RATIOS, GROUP**

| Amounts in SEK M | Q 4 2009 | Q 3 2009 | Q 2 2009 | Q 1 2009 | Q 4 2008 |
|---|---|---|---|---|---|
| Order entry | **93.9** | 89.4 | 86.9 | 67.5 | 98.5 |
| Order entry - moving 4 quarters | **337.7** | 342.3 | 387.9 | 375.5 | 406.1 |
| Net sales | **114.1** | 72.4 | 77.7 | 63.1 | 147.7 |
| Net sales - moving 4 quarters | **327.3** | 360.9 | 377.2 | 414.7 | 427.0 |
| Operating profit | **19.3** | 2.8 | -3.2 | 6.3 | 21.8 |
| Operating profit - moving 4 quarters | **25.2** | 27.7 | 36.1 | 55.5 | 55.4 |
| Profit for the period | **19.0** | 1.1 | -7.9 | 7.7 | 75.7 |
| Cash flow from operating activities | **11.3** | 16.1 | 2.1 | 26.6 | 13.5 |
| Cash flow from op.activities - moving 4 quarters | **56.1** | 58.3 | 55.3 | 36.2 | 2.1 |
| Number of employees, end of period | **56** | 67 | 68 | 67 | 68 |
| Equity ratio | **83%** | 82% | 83% | 77% | 77% |

**PARENT COMPANY INCOME STATEMENT - SUMMARY**

| Amounts in SEK M | Full year 2009 | Full year 2008 |
|---|---|---|
| **Net sales** | **253.0** | **355.5** |
| Cost of goods sold | -190.4 | -261.3 |
| **Gross profit** | **62.6** | 94.2 |
| Other operating income | - | 6.2 |
| Selling and administrative expenses | -25.2 | -32.4 |
| Research and development expenses | -15.6 | -18.4 |
| **Operating profit** | **21.8** | **49.6** |
| Result from participations in group companies | 9.3 | -65.1 |
| Net financial items | -6.5 | 12.6 |
| **Result before tax** | **24.6** | **-2.9** |
| Tax on result for the period | 0.0 | 39.5 |
| **Net profit for the period** | **24.6** | **36.6** |

**PARENT COMPANY BALANCE SHEET - SUMMARY**

| Amounts in SEK M | 31/12/2009 | 31/12/2008 |
|---|---|---|
| Intangible fixed assets | 8.1 | 0.9 |
| Tangible fixed assets | 1.2 | 2.1 |
| Financial assets | 339.2 | 379.4 |
| **Total fixed assets** | **348.5** | **382.4** |
| | | |
| Inventories | 35.3 | 46.0 |
| Current receivables | 60.3 | 52.6 |
| Cash and cash equivalents | 91.0 | 61.8 |
| **Total current assets** | **186.6** | **160.4** |
| **TOTAL ASSETS** | **535.1** | **542.8** |
| | | |
| Shareholders' equity | 456.9 | 434.6 |
| **Total equity** | **456.9** | **434.6** |
| | | |
| Long-term liabilities | 2.1 | 46.6 |
| Current liabilities | 76.1 | 61.6 |
| Total liabilities | **78.2** | **108.2** |
| **TOTAL EQUITY AND LIABILITIES** | **535.1** | **542.8** |
| | | |
| Pledged assets | 52.3 | 51.9 |
| Contingent liabilities | 0.2 | 0.2 |

PRICER

*Setting the ESL Standard*

**About Pricer**

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 5,400 installations in over 40 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER